October 7, 2025

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn. Dale Welcome and Anne McConnell

Re: Lumentum Holdings Inc.
Form 10-K for Fiscal Year Ended June 28, 2025
Filed August 19, 2025
Form 8-K filed August 12, 2025
File No. 1-36861

Ladies and Gentlemen,
Lumentum Holdings Inc. (“Lumentum” or the “Company”) submits this letter in response to the comments contained in the correspondence of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 9, 2025 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended June 28, 2025 (the “Form 10-K”) and Form 8-K filed on August 12, 2025 (the “Form 8-K").

For reference purposes, the text of the comments in the Comment Letter have been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 10-K for the Fiscal Year Ended June 28, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates
Income Taxes, page 47

1.We note the release of your income tax valuation allowance related to UK deferred tax assets resulted in you recording an income tax benefit of $153.1 million in the fiscal year ended June 28, 2025. Please explain to us, and expand your disclosures in future filings to more fully address, the specific positive and negative evidence you considered in determining it was more-likely-than-not UK deferred tax assets are realizable, how that evidence was weighed, and how that evidence led you to determine it was appropriate to reverse a portion of your income tax valuation allowance in the current fiscal year. Refer to Item 303(b)(3) of Regulation S-K and ASC 740-10-30-16 through 30-25.

Lumentum respectfully advises the Staff that in assessing the income tax valuation allowance release related to the UK deferred tax assets, we weighed all available positive and negative evidence related to our UK subsidiary, including its historical operating results, projected future taxable income, tax planning strategies, and reversals of deferred tax liabilities, and determined that the weight of available objectively verifiable positive evidence supported the realizability of the UK deferred tax assets.

Historically, our UK operations have incurred pre-tax losses, which is objectively verifiable negative evidence. That history of pre-tax losses resulted in the Company maintaining an income tax valuation allowance through fiscal year 2024. During fiscal year 2025, the UK operations continued to generate pre-tax losses. However, we effectuated an internal restructuring at the end of fiscal year 2025 which changed our UK business operating model beginning in fiscal year 2026. As part of this internal restructuring, new intercompany service arrangements were entered into which will result in the UK operations being compensated on a cost-plus basis, which will provide guaranteed positive operating margins on a go forward basis. While forecasts of future income are inherently subjective, because of the intercompany service agreements, we have concluded that projections of future taxable income are objectively verifiable.
In weighing the available evidence, more weight was placed upon our forecasts of future taxable income than on the history of pre-tax losses due to the fact that such losses were generated under our prior UK business operating model which will no longer be in effect beginning with fiscal year 2026. Further, the guarantee of a positive operating margin under the intercompany agreement is aligned with the change in the business model. In other words, the history of losses is not indicative of our future UK operations after the internal restructuring.

Further, the most significant deferred tax asset in the UK is the net operating loss carryforward. Under UK tax law, net operating losses may be carried forward indefinitely, and we have considered the indefinite carryforward period to be positive evidence. Additionally, we have deferred tax liabilities in the UK, the reversal of which provides an additional source of future taxable income. Based on the objectively verifiable projections of future taxable income along with the reversal of our deferred tax liability, we have concluded that there exists sufficient positive evidence that outweighs the negative evidence and it is more likely than not that our UK deferred tax assets are realizable over the indefinite carryforward period allowed under UK tax law.

Beginning with our next Form 10-Q, for the period ended September 27, 2025, we will update our critical accounting policies and estimates on income taxes to provide additional disclosures on how a deferred tax valuation allowance release will impact our financial statements. In the event of any material change in income tax valuation allowance, we will more fully address the specific positive and negative evidence that are considered in determining whether the deferred tax assets are realizable, how such evidence is weighed, and how such evidence led us to conclude the appropriateness of its income tax valuation allowance. Below is an example of our revised disclosures with the updated disclosures highlighted in bold.
“In accordance with the authoritative guidance on accounting for income taxes, we recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law, and the effects of future changes in tax laws or rates are not anticipated.
The authoritative guidance provides for recognition of deferred tax assets if the realization of such deferred tax assets is more likely than not to occur based on an evaluation of both positive and negative evidence and the relative weight of the evidence. We consider future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, historical earnings, taxable income in prior years, if carry-back is permitted under the law, and prudent and feasible tax planning strategies in determining the need for a valuation allowance.

In the event we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination, or goodwill would be adjusted at our final determination of the valuation allowance related to an acquisition within the measurement period. Conversely, if we later determine that it is more likely than not that all or a portion of the net deferred tax assets will be realized, we would reverse the applicable portion of the previously established valuation allowance. A release of valuation allowance decreases income tax expense in the period of release, increases net income, and reduces our effective tax rate. Such releases may be material to our financial statements depending on the size of the deferred tax assets involved.
In the fourth quarter of fiscal 2025, we released $153.1 million of valuation allowances on our UK deferred tax assets after we considered all available positive and negative evidence related to our UK subsidiary. We analyzed the UK subsidiary’s historical operating results, projected future taxable income, tax planning strategies, and reversals of deferred tax liabilities, and determined that the weight of available objectively verifiable positive evidence supported the realizability of the UK deferred tax assets. In weighing the available evidence, more weight was placed upon our forecasts of future taxable income than on the history of pre-tax losses as such losses were generated under our prior UK business operating model which will no longer be in effect beginning with fiscal year 2026, and the guarantee of a positive operating margin as we effectuated an internal restructuring at the end of fiscal year 2025. Further, the most significant deferred tax asset in the UK is the net operating loss carryforward. Under UK tax law, net operating losses may be carried forward indefinitely, and we have considered the indefinite carryforward period to be positive evidence.
We are subject to income tax audits by the respective tax authorities of the jurisdictions in which we operate. The determination of our income tax liabilities in each of these jurisdictions requires the interpretation and application of complex, and sometimes uncertain, tax laws and regulations. The authoritative guidance on accounting for income taxes prescribes both recognition and measurement criteria that must be met for the benefit of a tax position to be recognized in the financial statements. If a tax position taken, or expected to be taken, in a tax return does not meet such recognition or measurement criteria, an unrecognized tax benefit liability is recorded. If we ultimately determine that an unrecognized tax benefit liability is no longer necessary, we reverse the liability and recognize a tax benefit in the period in which it is determined that the unrecognized tax benefit liability is no longer necessary.
Our income tax provision is highly dependent on the geographic distribution of our worldwide earnings or losses, tax laws and regulations in various jurisdictions, tax incentives, the availability of tax credits and loss carryforwards, and the effectiveness of our tax planning strategies. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings and tax audits.
The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that we make certain estimates and judgments. Changes to these estimates, including changes in judgment regarding the realizability of deferred tax assets and the need for or release of valuation allowances, may have a material impact on our tax provision, net income, and effective tax rate in a future period.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 65

2.Please explain to us where the reversal of the income tax valuation allowance is presented in your statement of cash flows for the year ended June 28, 2025. To the extent it is included in income taxes, net (i.e., within changes in operating assets and liabilities), revise future filings to disaggregate and separately present the reversal of the income tax valuation allowance as a non-cash adjustment to reconcile net income (loss) to net cash provided by operating activities. Otherwise, tell us why the current presentation is appropriate, refer to ASC 230-10-45-28.

Lumentum respectfully advises the Staff that in our Statement of Cash Flows for the fiscal year ended June 28, 2025, the benefit from the reversal of the income allowance was included within the line item “Income taxes, net” under changes in operating assets and liabilities. Further, the total net amount of the reversal of the income tax valuation of $49.6 million was disclosed in Note 13 – Income Taxes. In addition, we have disclosed the amount of the release of the valuation allowance for our UK subsidiary on a gross basis (before considering offsetting valuation allowance increases in other jurisdictions) of $153.1 million. We believe this presentation disclosed the amounts and impacts of the valuation allowance appropriately.

However, in light of the Staff’s comment, we will revise future filings to disaggregate the net amount of the change in the valuation allowance and present it as a separate non-cash reconciling item titled “changes in income tax valuation allowance” within “Adjustments to reconcile net income to net cash provided by operating activities,” consistent with ASC 230-10-45-28.

Notes to Consolidated Financial Statements
Note 17. Operating Segments and Geographic Information, page 116

3.We note your segment disclosures state you do not track all your property, plant, and equipment, by segment. Please tell us, and revise future filings to clarify, whether any asset information by segment is reviewed by or provided to your CODM. If asset information by segment is not provided to your CODM, clarify that fact and explain the reason why as required by ASC 280-10-50-26. Specifically address why property, plant, and equipment, is not tracked by segment, and clarify that this is the reason why depreciation expense by segment has not been disclosed as required by ASC 280-10-50-22(e).

Lumentum respectfully advises the Staff that our Chief Operating Decision Maker (“CODM”) evaluates segment performance primarily on revenue and segment operating profit metrics. We do not disclose total assets, property, plant, and equipment (“PP&E”) or other balance sheet information for each operating segment because these amounts are not provided to the CODM nor are they used in assessing segment performance or deciding how to allocate resources to the segment. We do not maintain separate balance sheets by segment in our financial reporting systems. PP&E is not tracked by segment as our manufacturing facilities are not segment – specific, and a large percentage of our assets, including most of our real property (owned and leased), buildings, and building improvements, support multiple product lines in both of our operating segments. In addition, most our non-manufacturing assets are deployed to support company-wide functions such as sales, marketing and general administration.

Although depreciation is one of the many expense types included in the measure of segment profit or loss, (i.e. it is one of the expenses within Cost of Sales and Operating Expenses) depreciation is not specifically tracked or analyzed by segment. Depreciation by segment is not compiled or disclosed in any of the financial data provided to the CODM. Depreciation data is only provided to management and the CODM at a consolidated level, and indirectly, as part of the review of the statement of cash flows in our SEC filings. Although depreciation by segment can be derived, we do not feel it is appropriate to disclose this level of information as it is not specifically tracked or analyzed by segment as described above.

The only balance sheet information available and provided to our CODM below consolidated total assets is inventory by product line and segment. The inventory information is presented to the CODM at standard cost and does not include allocations of all inventoried costs required for GAAP financial reporting. Therefore, the total of the inventory by product line and segment does not equal consolidated inventory according to U.S. GAAP as presented on the balance sheet. The data is intended for operational purposes only and solely to align production capacity with demand. Accordingly, management believes that disclosing this information could be misleading, as it would not provide an accurate presentation of inventory by segment. This data is not used by the CODM for purposes of assessing segment performance or deciding how to allocate resources.

Lumentum respectfully advises the Staff that during the fiscal first quarter of 2026 (the three-month period ended September 27, 2025), our CODM implemented changes in the organizational structure to better align the organization to how he intends to allocate resources and assess performance of Lumentum. Our CODM is our new CEO, who recently joined the Company in February 2025. After assessing the product lines, end markets, supply chains, and strategic growth initiatives, our CODM now manages activities on a consolidated basis and information provided to and reviewed by our CODM regularly is compiled at the consolidated entity level. This organizational realignment, among other changes, included centralizing the product-line management function under one leader, and combining the previously separated Sales and Customer Service functions under one Senior Vice President of Sales directly reporting to the CEO, as well as hiring various centralized corporate roles to help manage Lumentum as one business. Decisions on resource allocation, performance evaluation, and strategy are made company-wide, not at a product line level. As such, beginning with our disclosures for the fiscal first quarter of 2026, we will disclose one operating and reportable segment. We will disclose that the measure of segment assets is reported on the consolidated balance sheet as total assets. In addition, we will also disclose that our CODM does not review segment assets at a level other than that presented in the accompanying consolidated balance sheets. Please see our response to Comment 4 below for further information about our expected disclosures beginning in the first fiscal quarter.

4.We note references to various products/product lines for each reportable segment under Item 1. Business (see page 2) and within your Earnings Calls. Please revise future filings to provide revenue for each product and service or each group of similar products and services, as required by ASC 280-10-50-40. We note entity-wide disclosures are required even if that information is not used by the CODM. If providing this information is impracticable, that fact should be disclosed.

Lumentum respectfully advises the Staff that in determining entity-wide disclosures, we considered the guidance in ASC 280-10-50-40, which requires disclosure of revenues from external customers for each group of similar products and services. Prior to the first fiscal quarter of 2026, we determined that our two operating segments represented groups of similar products and services and our disclosures were consistent with the requirements of ASC 280-10-50-40.

However, in light of our reorganization into one operating segment and one reportable segment beginning in the first fiscal quarter of 2026, as described above, we will incrementally provide a new disaggregation of revenue by similar product types, consistent with ASC 280-10-50-40. We believe that this further disaggregation of revenue will provide meaningful insights to our investors and our financial statement readers as it provides the type of revenue generated based on the level of manufacturing and level of integration required by our customers for our products that represents our current view of the similar product lines in our business. In addition, the below disaggregation aligns with our planned disclosures in our future earnings calls. Below is an excerpt of our revised disclosures. We will also provide a table that summarizes revenue by product type for each period presented.
“We disaggregate revenue by type of product and by geography.
•A Systems product is defined as a complete, stand-alone product that delivers full functionality to the end customer. It is typically self-contained and ready to operate within a customer’s network or application environment. This includes optical modules, optical circuit switches, and industrial lasers. These products integrate multiple technologies and subsystems into a finished solution that directly addresses a customer’s needs. A system represents the end-product that can be deployed and used independently.

•A Components product is defined as one of the individual building blocks that goes into creating a larger solution. It is typically not a complete product on its own but rather a specialized element that enables system functionality. This includes semiconductor laser chips, laser sub-assemblies, line subsystems and wavelength management subsystems. These are supplied to customers who then integrate them into their own full system solutions. Components represent the foundational parts that support or enable that system’s operation.
The table below is an example of our planned disclosure by type of product (in millions, except percentage data):

	Three Months Ended
	September 27, 2025		September 28, 2024
	Amount(1)	% of Total	Amount	% of Total
Systems	$XXX.X	XX%	$105.5	31%
Components	XXX.X	XX%	231.4	69%
Net revenue	$XXX.X	XX%	$336.9	100%

(1) Current quarter results will be available in our Form 10-Q for the period ended September 27, 2025, which will be filed on or before November 6, 2025.

Form 8-K filed August 12, 2025
Exhibit 99.1

5.Your disclosures under "Use of Non-GAAP Financial Measures" indicate non-GAAP financial information provides additional insight into your on-going business operations and results, as well as cash generation, and indicate the information allows investors to understand and evaluate cash flows. We note you previously removed references to cash generation and cash flows from earnings release disclosures since your non-GAAP financial measures are performance measures not liquidity measures. In this regard, please revise your disclosures in future filings as appropriate and to be consistent with your response to comment 8 in your response letter dated March 15, 2024, or advise us of any subsequent changes since that response.

Lumentum respectfully advises the Staff that we will ensure future earnings releases and related disclosures are consistent with our response letter dated March 15, 2024. Specifically, we will revise our disclosure in future filings commencing with our next earnings release to avoid references to “cash generation” or “cash flows” when discussing our non-GAAP measures that are performance measures.

Please do not hesitate to contact me at 408-546-4313, or Jae Kim, SVP and General Counsel at 408-546-4222 if you have any questions regarding this response letter.

Sincerely,

/s/ Wajid Ali
Executive Vice President, Chief Financial Officer

Cc:
Jae Kim, SVP and General Counsel
Lisa Stimmell, Wilson Sonsini Goodrich & Rosati